File No. 024-12157

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED AUGUST 23, 2023

(To the offering circular dated MARCH 30, 2023, and qualified on APRIL 3, 2023)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Greene Concepts, Inc. (the "Company," "we," "us," or "our") filed March 30, 2023 and qualified by the Commission on April 3, 2023 ("Offering Circular") relating to the offer and sale by us of up to 500,000,000 Units each unit consisting of three Shares of Common Stock of Greene Concepts, Inc., par value $0.0001, and two warrants ("Units"), at an offering price of $0.007 per Unit (the "Offered Units") by the Company, on a best efforts basis with no minimum offering required. Through the sale of Units, the Company is offering a maximum of 2,500,000,000 shares. Once purchased, an investor may separately transfer the Common Stock and the Warrant, at its discretion. The Warrants are exercisable upon purchase.

Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

•	Update the offering price for our Units offered throughout the Offering Circular;

Offering Price for Our Units

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

This is the public offering of the securities of Greene Concepts, Inc., a New York corporation, 500,000,000 Units each unit consisting of three Shares of Common Stock of Greene Concepts, Inc., par value $0.0001, and two warrants ("Units"), at an offering price of $0.0056 per Unit (the "Offered Units") by the Company, on a best-efforts basis with no minimum offering required., for a total offering of $13.5 million. The warrants are each for one share of common stock and are exercisable at $0.01 per Warrant. This Offering will terminate twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

Title of each class of Securities	Maximum Number of Units to be Offered	Proposed offering price per Unit (1)(2)	Proposed aggregate offering proceeds (1)	Commissions and Discounts (2)	Proceeds to Company (3)
Units consisting of shares of Common Stock, $0.0001 par value, and Warrants to purchase Common Stock offered by the Company	500,000,000	$0.0056	$13,500,000	$0	$13,500,000

(1) We are offering on a continuous basis starting on the Qualification Date.

(2) We are offering the Units without an underwriter.

(3) Excludes estimated total offering expenses, not including underwriting discount and commissions, will be approximately $100,000. See “Use of Proceeds.”

Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina, 28752

(844) 889-2837; www.greeneconcepts.com

Up to $13,500,000

500,000,000 Units

$0.0056 PER UNIT

Each Unit consists of three Shares of Common Stock and two Warrants exercisable at $0.01 per Warrant.

1,000,000,000 Shares of Common Stock to be issued upon Exercise of Warrants

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marion, State of North Carolina, on August 23, 2023.

(Exact name of issuer as specified in its charter): Greene Concepts, Inc.

By (Signature and Title):	/s/ Leonard Greene
Leonard Greene Chief Executive Officer (Principal Executive Officer) and Director

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature):	/s/ Leonard Greene
Leonard Greene
(Title):	Chief Executive Officer and Director

(Date):	August 23, 2023

SIGNATURES OF DIRECTORS:

/s/ Leonard Greene	August 23, 2023
Leonard Greene	Date

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